UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico Savings and

Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2018 and 2017

Popular, Inc. Puerto Rico Savings and Investment Plan

Financial Statements and Supplemental Schedule

Note:

Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Popular, Inc. Puerto Rico Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 28, 2019

We have served as the Plan’s auditor since 1999.

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. LLP-216 Expires Dec. 1, 2019

Stamp E371699 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Popular, Inc. Puerto Rico Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$349,555,125	$334,722,183
Receivables
Employer contributions	11,682,759	451,312
Participant contributions	1,058,014	676,824
Notes receivable from participants	1,099,406	84,314
Dividends and interest	405,182	404,931
Receivable for investments sold	226,592	27,667

Total receivables	14,471,953	1,645,048

Total assets	$364,027,078	$336,367,231

Liabilities
Accrued expenses	$195,484	$139,447
Payable for investments purchased	194,959	51,189

Total liabilities	$390,443	$190,636

Net assets available for benefits	$363,636,635	$336,176,595

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2018

Additions to assets available for benefits
Investment income:
Net depreciation in fair value of investments	$(17,212,535)
Interest and dividends	18,659,466

Total investment income	1,446,931

Interest income on notes receivable from participants	16,499

Contributions
Employer	21,642,213
Participants	23,965,395
Rollovers from qualified plans	18,979,656

Total contributions	64,587,264

Total additions	$66,050,694

Deductions from assets attributed to
Benefits and withdrawals paid to participants, including rollover distributions	$38,444,689
Administrative expenses	145,965

Total deductions	$38,590,654

Net increase in assets available for benefits	$27,460,040

Net assets available for benefits
Beginning of year	$336,176,595

End of year	$363,636,635

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

1. Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (the “Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds, interest bearing deposits, and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

On August 1, 2018, the Corporation, through its auto finance subsidiary Popular Auto, LLC (“Popular Auto”), completed the acquisition of certain assets and the assumption of certain liabilities related to Reliable Financial Services, Inc. and Reliable Finance Holding Co. (“Reliable”), Wells Fargo & Company’s (“Wells Fargo”) auto finance business in Puerto Rico. As part of the acquisition, the Corporation retained 352 former employees of Reliable. As further detailed below, a number of these former Reliable employees became participants of the Plan.

Contributions

At December 31, 2018, Plan participants could authorize the Corporation to make pre-tax deductions ranging from 1% to 70% and after-tax deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the legal limit established by Section 1081.01 (d)(7)(A) of the Internal Revenue Code for New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time, (the “2011 PR Code”), ($15,000 for 2013 and later). Employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4% and may change their contribution rate at any time. Also, the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for the calendar years ended on December 31, 2018 and 2017 to $1,500.

On August 1, 2018, the Plan was amended to provide former employees of Reliable who became participants of the Plan full vesting in the value of their previous account. In addition, participants that had an outstanding loan with their former Reliable savings plan were allowed to request a new loan to the Plan to cover such outstanding balance.

Effective on February 1, 2017, the Plan was amended so that the portion of new contributions that participants elect to invest in Popular, Inc’s common stock will be limited to 20%, unless the participant elects otherwise. If at the effective date a participant had an election to invest in excess of 20% in Popular Inc.’s common stock, such excess was re-directed to the Plan’s qualified investment default – the Principal LifeTime Portfolio. The participant may override this 20% limit at any time.

The Plan Sponsor contributed a matching percentage of 50% for each elective deferral contribution made by an employee up to 6% of annual compensation. The Plan also provided for an automatic increase in the participant contributions by 1% each plan year, in before tax contributions for participants deferring less than 6%, at the Plan Administrator’s discretion. Participants shall be given written notice of the automatic increase no less than 30 days or more than 90 days before the increase is to be effective. Participants, upon receipt of the notice of automatic increase, may elect to change their percentage of before-tax contributions to a different amount, including zero (0%), by the deadline established by the Plan Administrator to avoid the automatic increase. Matching contributions are invested pursuant to each participant’s investment directions.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

On May 2, 2017, the Corporation approved, effective on July 28, 2017, a new match formula of 50% for each dollar pre-tax contribution up to a maximum of 8% of the participant’s contribution and an increase in the auto escalation feature to a maximum deferral of 8%.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine. On February 6, 2019, the Corporation made an additional discretionary contribution amounting to $11,028,000, which corresponded to the results of the fiscal year ended December 31, 2018.

Also, the Plan provides for an additional employer contribution known as “True-Up contribution” to ensure participants receive the maximum matching benefit under the Plan’s contribution guidelines. On May 2019, the Corporation reviewed the matching contributions for the year 2018 and as a result made a True-Up contribution of $182,737, which was covered from the forfeited accounts balance.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Corporation matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary profit sharing contributions plus actual earnings thereon is based on years of service since commencement of employment with the Corporation. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Payment of Benefits and Withdrawals

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan Document as amended. If a participant suffers financial hardship, as defined in the Plan Document, the participant may request a withdrawal from his/her pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc. common stock, if applicable, or a combination of elections. In the case of participant termination due to death, the entire vested amount is paid to the person or persons legally entitled thereto.

On November 8, 2017, the Governor of Puerto Rico issued an executive order, authorizing the Puerto Rico Treasury Department to establish rules that would allow residents of Puerto Rico to withdraw savings from their employer-sponsored retirement plans and individual retirement accounts (IRAs) at preferential tax rates, subject to certain terms and conditions. This measure was directed to provide relief

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

to those affected by Hurricane Maria, given the economic needs and level of unforeseen expenses incurred during the post-hurricane emergency period. Pursuant to this relief measure, participants were allowed to withdraw up to $100,000, of which the first $10,000 would be tax exempt and the remaining subject to a 10% tax rate. An eligible distribution had to be taken between September 20, 2017 and June 30, 2018, to benefit from preferential tax rates. The Plan adopted the provisions of this relief measure, allowing participants to make withdrawals that complied with the specified terms and conditions of the relief, at the preferential tax rates. Under the provisions established by the Plan, the distribution would not exceed 25% of the vested amount. Participants withdrawals under this relief amounted to $26,026,304 during 2018.

Notes Receivable from Participants

The Plan does not allow participants to take loans from their accounts. However, during 2006 the Plan was amended to allow active participants to take a one-time loan from the Plan collateralized by their account balances for the payment of the 5% tax on their Savings Plan account balance and Banco Popular de Puerto Rico Retirement Plan accrued benefits as provided by Act 87 of May 13, 2006. Subsequent to December 31, 2006, the Plan does not allow participants to take loans.

Also, as previously disclosed, during 2018 the Plan was amended to provide former employees of Reliable the option to rollover their account into the Plan and to request a new loan to cover their outstanding balances of their existing loans under their former savings plan. New loans extended to former Reliable employees amounted to $1,153,063.

Notes receivable from participants amounted to $1,099,406 and $84,314, at December 31, 2018 and 2017, respectively. Interest rates ranged from 5.00% to 7.00% and 5% at December 31, 2018 and 2017, respectively.

Plan Expenses and Administration

The Plan is administered by the Popular, Inc. Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee. The total administrative expenses incurred by the Plan amounted to $145,965 for the year ended December 31, 2018.

The Plan’s Recordkeeper and Trustee is Banco Popular de Puerto Rico. Unless otherwise paid by the Corporation, expenses of the Plan are borne by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts may first be used to pay administrative expenses, to reduce the earliest employer contributions made after the forfeitures are determined, or at the Corporation’s discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is re-employed by the Corporation, the dollar value at the date of re-employment shall be restored to the participant’s account if the re-employed participant repays to the Plan an amount equal to the dollar value of his/her vested balance distributed upon termination.

During 2018, the Plan used forfeitures of $145,965 to pay administrative expenses.

Forfeited non-vested accounts amounted to $291,656 and $198,329 at December 31, 2018 and 2017, respectively. As discussed above, during 2019 the plan used $182,736 to reduce the additional true up contribution to be paid by the employer corresponding to the year ended December 31, 2019.

Non-Participant Directed Investments

At December 31, 2018, there were no non-participant directed investments in the Plan.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at published market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is presented at the market price. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan Document. Realized gains and losses from security transactions are reported on the average cost basis.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10, “Fair Value Measurements and Disclosures”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC Subtopic 820-10 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 3 to these financial statements for the ASC Subtopic 820-10 disclosures required as of December 31, 2018 and 2017.

Interest Bearing Deposits

Interest Bearing Deposits consist of all demand deposits and balances invested in short-term highly liquid investments available upon demand. Interest Bearing Deposits include revenue sharing dollars accumulated over the past years that the Corporation will use to allocate pro-rata among Plan’s participants on the last day of the Plan Year based on their year end funds account balance. Revenue sharing dollars during the years ended December 31, 2018 and 2017 were $97,758 and $74,518 respectively.

Contributions

Employee and employer matching contributions are recorded on an accrual basis in the period in which the payroll is earned.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Rollovers Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Rollovers Contributions

Rollovers Contributions to the Plan consist of monies received by a Participant from another plan qualified under the 2011 PR Code.

During the year ended December 31, 2018, the plan received $17,113,350 in rollover contributions from former Reliable employees.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Principal portion of the loan payments are considered as investment transfers which do not impact the Statement of Changes in Net Assets Available for Benefits. Notes receivable from participants in default are recorded as a distribution based upon the terms of the plan document when they are deemed uncollectible.

Payment of Benefits

Benefits are recorded when paid.

Refundable Contributions

On an annual basis, the plan completes a non-discrimination test pursuant to IRS regulations. Excess contributions determined as a result of this test, if any, are netted against the participant contributions in the Statement of Changes in Net Assets Available for Benefits. For the years ended December 31, 2018 and 2017, the plan passed the non-discrimination test.

Recently Adopted Accounting Standards Update

FASB Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement – (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”)

In August 2018, the FASB issued ASU 2018-13, which modifies the disclosures requirements on fair value measurements. The most significant changes include, among other things, the removal of the requirements to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation process for level 3 fair value measurements.

The Plan early adopted this accounting pronouncement as of December 31, 2018 and was impacted by the simplified disclosures on fair value measurements.

3. Fair Value Measurement

The Plan measures fair value as required by ASC Subtopic 820-10, “Fair Value Measurements and Disclosures” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not necessitate a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Interest Bearing Deposits: The carrying amount of interest bearing deposits are reasonable estimates of the fair value due to its short term maturity. These interest bearing deposits are available upon demand, hence, classified as Level 1.

Equity Securities: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2018 and 2017.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$—	$249,988,158	$—	$249,988,158

Interest Bearing Deposits	36,843,614	—	—	36,843,614

Popular, Inc. Common Stock	62,723,353	—	—	62,723,353

Total assets at fair value	$99,566,967	$249,988,158	$—	$349,555,125

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$—	$251,651,074	$—	$251,651,074

Interest Bearing Deposits	30,715,838	—	—	30,715,838

Popular, Inc. Common Stock	52,355,271	—	—	52,355,271

Total assets at fair value	$83,071,109	$251,651,074	$—	$334,722,183

4. Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5. Tax Status

The Plan received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) dated August 26, 2016 as updated by a letter from PR Treasury dated March 28, 2018 indicating it is qualified under Section 1081.01 of the 2011 Puerto Rico Internal Revenue Code (“2011 PR Code”).

No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. The Trust associated with the Plan is exempt from Puerto Rico income taxation pursuant to the provisions of Section 1081.01(a) of the 2011 PR Code. Pursuant to Section 1022(i)(1) of ERISA, the Plan’s Trust is considered as an organization described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator believes there are no tax positions and has concluded that as of December 31, 2018 and 2017 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2018, the years 2014 and thereafter remains subject to examination; however, there are currently no audits for any tax periods in progress.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

6. Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

7. Related Party Transactions

At December 31, 2018 and 2017, the Plan held 1,328,322 and 1,475,039 common stock shares of Popular, Inc., with a quoted market value of $62,723,353 and $52,355,271, respectively. During the year ended December 31, 2018, the Plan purchased or acquired through rollovers 101,794 common shares of Popular, Inc., with an acquisition price of $4,685,846 and completed sales and distributions of 248,512 shares which had a carrying value of $7,492,303, resulting in a realized gain of $3,634,227. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

The accompanying Statements of Net Assets Available for Benefits, includes accrued dividend income of $330,241 and $371,714, related to the dividends declared on Popular Inc.’s common stock during the fourth quarter of 2018 and 2017, which were paid in January 2019 and 2018, respectively.

As of December 31, 2018 and 2017, the Plan held a bank deposit open account with Banco Popular de Puerto Rico of $36,647,749 and $30,609,897, respectively. As of December 31, 2018 and 2017, the Plan held a time deposit open account with Banco Popular de Puerto Rico of $195,865 and $105,941, respectively. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

At December 31, 2018 and 2017, notes receivable from participants amounted to $1,099,406 and $84,314, respectively. For the year ended December 31, 2018 and 2017 interest income related to notes receivable from participants amounted to $16,499 and $76, respectively. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Banco Popular de Puerto Rico provides services as Trustee and Recordkeeper for the Plan, which for the year ended December 31, 2018 and 2017 amounted to $432,005 and $374,764, respectively, and were borne by the Plan sponsor.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$363,636,635	$336,176,595
Less: Amounts allocated to withdrawing participants	(38,739)	(32,575)

Net assets available for benefits per the Form 5500	$363,597,896	$336,144,020

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2018 and 2017

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2018 to Form 5500:

Benefits paid to participants per the financial statements	$38,444,689
Add: Amounts allocated to withdrawing participants at December 31, 2018	38,739
Less: Amounts allocated to withdrawing participants at December 31, 2017	32,575

Benefits paid to participants per Form 5500	$38,450,853

9. Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued. Refer to Note 1- Description of Plan, for information related to additional employer contributions during 2019.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2018

Supplemental Schedule

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
	American Funds AMCAP R6	Mutual Fund 496,917 shares	**	$14,022,989
	American Balanced Fd-R6	Mutual Fund 1,681,627 shares	**	41,889,319
	Franklin U.S. Government Securities	Mutual Fund 491,863 shares	**	2,903,717
	Goldman Sachs S/C Value	Mutual Fund 113,625 shares	**	5,281,286
	Legg Mason Bw Global Op Bd-Is	Mutual Fund 72,992 shares	**	722,617
	Lord Abbett Value Opportunities Fund	Mutual Fund 887,336 shares	**	14,924,910
	Metropolitan West Tot Ret Bond Inst	Mutual Fund 1,040,376 shares	**	10,809,506
	Mfs Value Fund-R5	Mutual Fund 387,001 shares	**	13,661,124
	Principal Lifetime Strategic Income	Mutual Fund 362,669 shares	**	4,029,248
	Principal Lifetime 2010 Fund	Mutual Fund 553,769 shares	**	6,623,058
	Principal Lifetime 2020 Fund	Mutual Fund 1,733,106 shares	**	21,646,494
	Principal Lifetime 2030 Fund	Mutual Fund 2,138,957 shares	**	26,962,166
	Principal Lifetime 2040 Fund	Mutual Fund 1,913,176 shares	**	25,311,164
	Principal Lifetime 2050 Fund	Mutual Fund 1,404,175 shares	**	18,492,980
	Principal Lifetime 2060 Fund	Mutual Fund 393,203 shares	**	4,793,150
	Principal Diversified International Fund	Mutual Fund 602,608 shares	**	6,453,934
	Vanguard Institutional Index Fund	Mutual Fund 118,303 shares	**	26,922,284
	Vanguard Total Bond Market Index Fund	Mutual Fund 79,347 shares	**	829,180
	Vanguard Extended Market Index Fund	Mutual Fund 25,531 shares	**	1,931,917
	Vanguard Total International Stock Index Fund	Mutual Fund 70,048 shares	**	1,777,115

	Total Mutual Funds		**	249,988,158
*	BPPR Bank Deposit Open Account	Open Deposit Account	**	36,647,749
*	BPPR Time Deposit Open Account	Open Deposit Account	**	195,865

	Total Interest Bearing Deposits			36,843,614
*	Popular, Inc.	Common Stock 1,328,322 shares	**	62,723,353

*	Participant loans	Participant loans with maturities ranging from 2019 to 2024 and interest rate ranging from 5.00% to 7.00%	**	1,099,406

				$350,654,531

*	Party in-interest
**	Cost is not required to be presented for participant directed investments

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 28, 2019	By: /s/ Eduardo J. Negrón
Eduardo J. Negrón
Chairperson Popular, Inc. Benefits Committee (Plan Administrator)